Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended December 31, 2015 and Declares Cash Distribution

Monaco, January 28, 2016, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended December 31, 2015.

Partnership Performance(1) Highlights

•	Highest-ever quarterly performance for Revenues, Profit, EBITDA, Adjusted EBITDA and Distributable cash flow.
•	Declared cash distribution of $0.478 per unit for the fourth quarter of 2015, 10% higher than the fourth quarter of 2014 and unchanged from the third quarter of 2015.
•	Reduced total debt by $30.63 million during the fourth quarter of 2015 using cash balances and excess cash flow.
•	EBITDA and Adjusted EBITDA of $38.34 million, 58% and 59% higher, respectively, than the fourth quarter of 2014.
•	Distributable cash flow of $22.55 million, 73% higher than the fourth quarter of 2014.
•	Distribution coverage ratio of 1.43x(2).

(1) “Partnership Performance” represents the results attributable to GasLog Partners which are non-GAAP financial measures. See Note 1 to the Partnership Performance Results table below.

(2) Distribution coverage ratio represents the ratio of distributable cash flow over the cash distribution declared.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “I am delighted by GasLog Partners’ highest-ever quarterly financial results for Revenues(1), Adjusted EBITDA(1) and Distributable cash flow(1), among other metrics. This performance highlights the limited impact of lower commodity prices on the Partnership’s stable cash flows, which are generated from multi-year charters with fixed-fee revenues.

For the fourth quarter, GasLog Partners has declared a cash distribution of $0.478 per unit, which is unchanged from the third quarter of 2015 and represents an 18% compound annual growth rate since the Partnership’s initial public offering (“IPO”). This distribution does not come at the expense of coverage; in fact, our coverage ratio of 1.43x for the fourth quarter of 2015 is our strongest quarterly distribution coverage since GasLog Partners’ IPO.

The Partnership's fleet of eight LNG carriers is fully financed and generating distributable cash flow well in excess of our distribution. In the fourth quarter, we have reduced debt using our excess cash flow, as doing so is accretive to GasLog Partners' distributable cash flow on a per unit basis. Our total debt repayment for the quarter was $30.63 million, including $15.0 million of borrowings under our revolving facility with GasLog Ltd. (“GasLog”) that represents our highest cost debt and can be redrawn at any time. As a reminder, GasLog Partners does not have any future capital commitments for vessel newbuildings or other commercial projects.

We are pleased with the strong performance of GasLog Partners and the continued stability of the Partnership’s cash flows and distributions.”

(1) Represent the results attributable to GasLog Partners which are non-GAAP financial measures. See Note 1 to the Partnership Performance Results table below.

Financial Summary

	Partnership Performance Results(1)
	For the three months ended			For the year ended

(All amounts expressed in thousands of U.S. dollars)	December 31, 2014	December 31, 2015	% change	December 31, 2014	December 31, 2015	% change
Revenues	33,302	51,953	56%	65,931	168,927	156%
Profit	1,146	20,299	1,671%	14,544	65,040	347%
Adjusted Profit	11,252	20,304	80%	23,842	65,096	173%
EBITDA	24,288	38,339	58%	48,297	122,786	154%
Adjusted EBITDA	24,191	38,344	59%	48,156	122,842	155%
Distributable cash flow	13,028	22,546	73%	27,118	72,310	167%
Cash distributions declared	10,717	15,712	47%	24,086	56,187	133%

(1)	“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with International Financial Reporting Standards (“IFRS”) because the transfer of the vessel owning entities by GasLog to the Partnership represented a reorganization of entities under common control. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly excludes the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibits II and III at the end of this press release.

The year-on-year increases in the Partnership Performance Results in the fourth quarter are attributable to the additional vessel operating days in our fleet resulting from the acquisitions of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally on July 1, 2015 from GasLog.

	IFRS Common Control Reported Results(1)
	For the three months ended			For the year ended

(All amounts expressed in thousands of U.S. dollars)	December 31, 2014	December 31, 2015	% change	December 31, 2014	December 31, 2015	% change
Revenues	51,449	51,953	1%	158,170	199,689	26%
Profit	8,069	20,299	152%	43,646	72,044	65%
Adjusted Profit(2)	18,072	20,304	12%	58,268	72,094	24%
EBITDA(2)	38,181	38,339	0%	119,008	143,473	21%
Adjusted EBITDA(2)	37,982	38,344	1%	118,875	143,523	21%

(1)	“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfer of such vessels was accounted for as a reorganization of entities under common control for IFRS accounting purposes. The unaudited condensed combined and consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.
(2)	Adjusted Profit, EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions and reconciliations of these measurements to the most directly comparable financial measures presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The year-on-year IFRS Common Control Reported Results for the fourth quarter do not present material fluctuations, with the exception of profit which has significantly increased. The increase in profit derives mainly from the adverse impact on our fourth quarter 2014 results of the $4.81 million loss on interest rate swaps and the $5.76 million of write-off of unamortized loan fees in connection with debt refinancing.

Cash Distribution

On January 27, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended December 31, 2015. The cash distribution is payable on February 12, 2016, to all unitholders of record as of February 8, 2016.

Liquidity and Financing

As of December 31, 2015, we had $60.40 million of cash and cash equivalents.

As of December 31, 2015, we had an aggregate of $748.0 million of indebtedness outstanding under our credit facilities, including $15.0 million outstanding under the Partnership’s revolving credit facility with GasLog. An amount of $328.0 million of outstanding debt is repayable within one year.

As of December 31, 2015, our current assets totaled $70.36 million while current liabilities totaled $353.09 million, resulting in a negative working capital position of $282.73 million. Current liabilities include $328.0 million of loans due within one year, $305.50 million of which we are currently discussing to refinance, with the balance of $22.50 million representing scheduled amortization of other indebtedness. We have entered into an underwritten agreement with certain financial institutions to refinance our current debt and syndication is progressing. We expect to execute definitive documentation well in advance of the maturity of all associated existing indebtedness.

Other than the refinancing requirements noted above, and taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations by entering into new interest rate swap contracts. As of December 31, 2015, the Partnership had no interest rate swaps.

2

LNG Market Update and Outlook

In 2016, we expect projects coming onstream that will have approximately 40 million tonnes of new liquefaction capacity in both Australia and the US. In Australia, Australia Pacific Train 1 (4.5 million tonnes per annum (“mtpa”)) and Gladstone LNG (7.7 mtpa) have shipped their first cargoes in recent weeks and are expected to ramp up production through 2016. Other Australian projects due to start up in 2016 include Gorgon (15.6 mtpa), Australia Pacific Train 2 (4.5 mtpa), Prelude (3.6 mtpa) and Wheatstone (8.9 mtpa). The infrastructure for these projects has now largely been built and the majority of the volumes for these projects have already been sold.

Sabine Pass, one of five US projects under construction, is expected to export its first cargo later in the first quarter of 2016. When construction is completed, Sabine Pass will have a total export capacity of 22.5 mtpa and will be the first US project to export LNG into the global market. The US becoming an exporter of LNG is a welcome development for the LNG shipping sector as it creates new suppliers, new customers and new trade routes. The majority of US volumes have already been contracted with most expected to go into the Asian and European markets. This development will be positive for tonne mile demand as the US Gulf Coast to Asia voyage is approximately 9,000 nautical miles through the Panama Canal (which is not yet open to large LNG carriers). The same voyage around Cape Horn is approximately 13,000 nautical miles. From the US Gulf Coast to northwest Europe, the distance is approximately 5,000 nautical miles. In 2014 and 2015, the average global LNG voyage was approximately 4,000 nautical miles, and thus any voyage in excess of this distance will increase the global average distance and the need for LNG carriers.

Angola LNG (5.2 mtpa), which has been shut down for over a year for refurbishment and enhancements, is also due to restart in early 2016. Certain vessels that were chartered to Angola LNG have been operating in the spot market while the plant has been closed, and are expected to be put back into service for the project in 2016.

With the expected projects coming onstream, we are seeing encouraging levels of tendering activity for vessels to transport increased LNG volumes. We continue to see a future shortfall of vessels that will be required for the Australian and US projects that have taken final investment decision and are currently under construction.

Conference Call

GasLog Partners will host a conference call to discuss its results for the fourth quarter of 2015 at 8:30 a.m. EDT (13:30 p.m. GMT) on Thursday, January 28, 2016. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (USA)

+44 (0) 20 3107 0289 (United Kingdom)

+33 (0) 1 70 80 71 53 (France)

Passcode: 11928088

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at:

http://www.gaslogmlp.com/investor-relations

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. ET (7:00 p.m. GMT) on Thursday, January 28, 2016 until 11:59 p.m. EDT (4:59 a.m. GMT) on Thursday, February 4, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 (0) 20 3107 0235 (United Kingdom)

+33 (0)1 70 80 71 79 (France)

Replay passcode: 11928088

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under long-term charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

3

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to the Partnership’s operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies and business prospects and changes and trends in the Partnership’s business and the markets in which it operates. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Partnership’s expectations and projections. Accordingly, you should not unduly rely on any forward-looking statements. Factors that might cause future results and outcomes to differ include:

•	LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping and technological advancements;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters;
•	changing economic conditions and the differing pace of economic recovery in different regions of the world;
•	our future financial condition, liquidity and cash available for dividends and distributions;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, the ability of our lenders to meet their funding obligations, and our ability to meet the restrictive covenants and other obligations under our credit facilities;
•	our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	our anticipated general and administrative expenses;
•	fluctuations in currencies and interest rates;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships not under time charter commitments;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	requirements imposed by classification societies;
•	risks inherent in ship operation, including the discharge of pollutants;
•	availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 17, 2015 and in the Prospectus Supplement filed with the SEC on June 22, 2015. Copies of the Annual Report, as well as subsequent filings, are available online at http://www.sec.gov.

The Partnership does not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1 212 223 0643

Email: ir@gaslogltd.com

4

EXHIBIT I – Unaudited Fourth Quarter Financial Information: IFRS Common Control Reported Results

Unaudited condensed combined and consolidated statements of financial position

As of December 31, 2014 and December 31, 2015

(All amounts expressed in U.S. Dollars)

	December 31, 2014	December 31, 2015
Assets
Non-current assets
Other non-current assets	2,063,026	2,076,766
Vessels	1,311,857,369	1,274,733,866
Total non-current assets	1,313,920,395	1,276,810,632
Current assets
Trade and other receivables	1,404,423	5,098,123
Due from related parties	925,398	2,885,676
Inventories	1,822,818	1,633,572
Prepayments and other current assets	1,148,951	339,813
Short-term investments	21,700,000	—
Cash and cash equivalents	47,241,742	60,402,105
Total current assets	74,243,332	70,359,289
Total assets	1,388,163,727	1,347,169,921
Owners’/partners’ equity and liabilities
Owners’/partners’ equity
Owners’ capital	146,163,067	—
Common unitholders (14,322,358 units issued and outstanding as of December 31, 2014 and 21,822,358 units issued and outstanding as of December 31, 2015)	324,967,226	507,432,951
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2014 and December 31, 2015)	77,087,950	59,785,646
General partner (492,750 units issued and outstanding as of December 31, 2014 and 645,811 units issued and outstanding as of December 31, 2015)	6,085,438	8,841,527
Incentive distribution rights	—	2,116,965
Total owners’/partners’ equity	554,303,681	578,177,089
Current liabilities
Trade accounts payable	3,300,909	2,398,370
Due to related parties	10,333,093	137,267
Other payables and accruals	23,635,954	24,784,352
Borrowings – current portion	20,999,800	325,767,736
Total current liabilities	58,269,756	353,087,725
Non-current liabilities
Borrowings – non-current portion	775,537,142	415,722,907
Other non-current liabilities	53,148	182,200
Total non-current liabilities	775,590,290	415,905,107
Total owners’/partners’ equity and liabilities	1,388,163,727	1,347,169,921

5

Unaudited condensed combined and consolidated statements of profit or loss

For the three-month periods and the years ended December 31, 2014 and December 31, 2015

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2014	December 31, 2015	December 31, 2014	December 31, 2015
Revenues	51,449,010	51,953,449	158,169,691	199,688,989
Vessel operating costs	(10,552,551)	(10,307,862)	(30,752,272)	(42,788,341)
Voyage expenses and commissions	(633,519)	(642,259)	(2,027,382)	(2,441,658)
Depreciation	(11,383,866)	(11,155,470)	(33,931,177)	(44,252,782)
General and administrative expenses	(2,081,698)	(2,664,176)	(6,382,130)	(10,986,012)
Profit from operations	26,797,376	27,183,682	85,076,730	99,220,196
Financial costs	(13,938,152)	(6,886,128)	(33,393,318)	(27,201,945)
Financial income	15,091	1,577	40,593	25,575
Loss on interest rate swaps	(4,805,218)	—	(8,078,240)	—
Total other expenses, net	(18,728,279)	(6,884,551)	(41,430,965)	(27,176,370)
Profit for the period	8,069,097	20,299,131	43,645,765	72,043,826
Less:
Profit attributable to GasLog’s operations	(6,922,992)	—	(29,101,636)	(7,003,443)
Profit attributable to Partnership’s operations(1)	1,146,105	20,299,131	14,544,129	65,040,383
Partnership’s profit attributable to:
Common units	1,123,183	12,803,742	8,713,197	43,197,759
Subordinated units	—	5,763,032	5,540,049	18,135,024
General partner units	22,922	405,983	290,883	1,300,808
Incentive distribution rights	—	1,326,374	—	2,406,792

Earnings per unit for the period, basic and diluted:
Common unit	0.08	0.59	0.75	2.38
Subordinated unit	—	0.59	0.56	1.85
General partner unit	0.05	0.63	0.66	2.28

(1)	Referred to elsewhere in this earnings release as Partnership Performance Results.
6

Unaudited condensed combined and consolidated statements of cash flows

For the years ended December 31, 2014 and December 31, 2015

(All amounts expressed in U.S. Dollars)

	For the years ended
	December 31, 2014	December 31, 2015
Cash flows from operating activities:
Profit for the year	43,645,765	72,043,826
Adjustments for:
Depreciation	33,931,177	44,252,782
Financial costs	33,393,318	27,201,945
Financial income	(40,593)	(25,575)
Unrealized loss on interest rate swaps held for trading	265,822	—
Recycled loss of cash flow hedges reclassified to profit or loss	5,471,275	—
Share-based compensation	—	205,196
	116,666,764	143,678,174
Movements in working capital	18,123,191	(7,209,797)
Cash provided by operations	134,789,955	136,468,377
Interest paid	(25,191,501)	(23,238,237)
Net cash provided by operating activities	109,598,454	113,230,140
Cash flows from investing activities:
Payments for vessels’ additions	(787,600,977)	(7,141,672)
Financial income received	35,317	34,167
Purchase of short-term investments	(35,694,481)	(4,000,000)
Maturity of short-term investments	15,494,481	25,700,000
Net cash (used in)/provided by investing activities	(807,765,660)	14,592,495
Cash flows from financing activities:
Borrowings drawdowns	1,022,500,000	—
Borrowings repayments	(611,895,191)	(57,500,000)
Payment of loan issuance costs	(13,334,047)	(922,080)
Proceeds from public offerings and issuance of general partner units, net of underwriting discounts and commissions	325,933,897	176,533,158
Cash distribution to GasLog in exchange for contribution of net assets	(183,897,158)	(172,626,653)
Payment of offering costs	(3,964,438)	(1,104,297)
Distributions paid	(13,369,251)	(51,192,400)
Dividend due to GasLog before vessels’ drop-down	(9,800,000)	(7,850,000)
Decrease of amounts due to shareholders	(13,728,649)	—
Capital contributions received	232,560,000	—
Net cash provided by/(used in) financing activities	731,005,163	(114,662,272)
Increase in cash and cash equivalents	32,837,957	13,160,363
Cash and cash equivalents, beginning of the year	14,403,785	47,241,742
Cash and cash equivalents, end of the year	47,241,742	60,402,105
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EXHIBIT II

Non-GAAP Financial Measures:

Comparison of IFRS Common Control Reported Results in our Financial Statements and Partnership Performance Results:

Our IFRS Common Control Reported Results presented below are derived from the unaudited condensed combined and consolidated financial statements of the Partnership. Prior to the closing of our IPO, we did not own any vessels. The presentation in our financial statements assumes that our business was operated as a separate entity prior to its inception. The transfer of the three initial vessels from GasLog to the Partnership at the time of the IPO, the transfer of the two vessels from GasLog to the Partnership in September 2014 and the transfer of an additional three vessels from GasLog to the Partnership in July 2015 was each accounted for as a reorganization of entities under common control under IFRS. The unaudited condensed combined and consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog as they were under the common control of GasLog.

Our Partnership Performance Results presented below are non-GAAP measures and exclude amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014 and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed combined and consolidated financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the closing of the IPO, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership is not entitled to the cash or results generated in the period prior to such transfers.

The Partnership Performance Results are non-GAAP financial measures. GasLog Partners believes that these financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership because such presentation is consistent with the calculation of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	For the three months ended December 31, 2014			For the year ended December 31, 2014
(All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	18,147,000	33,302,010	51,449,010	92,238,784	65,930,907	158,169,691
Vessel operating costs	(3,861,680)	(6,690,871)	(10,552,551)	(18,525,794)	(12,226,478)	(30,752,272)
Voyage expenses and commissions	(219,970)	(413,549)	(633,519)	(1,210,151)	(817,231)	(2,027,382)
Depreciation	(4,272,095)	(7,111,771)	(11,383,866)	(20,579,705)	(13,351,472)	(33,931,177)
General and administrative expenses	(171,948)	(1,909,750)	(2,081,698)	(1,791,433)	(4,590,697)	(6,382,130)
Profit from operations	9,621,307	17,176,069	26,797,376	50,131,701	34,945,029	85,076,730
Financial costs	(2,702,315)	(11,235,837)	(13,938,152)	(18,187,894)	(15,205,424)	(33,393,318)
Financial income	4,000	11,091	15,091	17,695	22,898	40,593
Loss on interest rate swaps	—	(4,805,218)	(4,805,218)	(2,859,866)	(5,218,374)	(8,078,240)
Total other expenses, net	(2,698,315)	(16,029,964)	(18,728,279)	(21,030,065)	(20,400,900)	(41,430,965)
Profit for the period	6,922,992	1,146,105	8,069,097	29,101,636	14,544,129	43,645,765

	For the three months ended December 31, 2015			For the year ended December 31, 2015
All amounts expressed in U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	51,953,449	51,953,449	30,762,151	168,926,838	199,688,989
Vessel operating costs	—	(10,307,862)	(10,307,862)	(9,132,132)	(33,656,209)	(42,788,341)
Voyage expenses and commissions	—	(642,259)	(642,259)	(339,842)	(2,101,816)	(2,441,658)
Depreciation	—	(11,155,470)	(11,155,470)	(8,271,776)	(35,981,006)	(44,252,782)
General and administrative expenses	—	(2,664,176)	(2,664,176)	(602,963)	(10,383,049)	(10,986,012)
Profit from operations	—	27,183,682	27,183,682	12,415,438	86,804,758	99,220,196
Financial costs	—	(6,886,128)	(6,886,128)	(5,413,406)	(21,788,539)	(27,201,945)
Financial income	—	1,577	1,577	1,411	24,164	25,575
Total other expenses, net	—	(6,884,551)	(6,884,551)	(5,411,995)	(21,764,375)	(27,176,370)
Profit for the period	—	20,299,131	20,299,131	7,003,443	65,040,383	72,043,826
8

EXHIBIT III

Non-GAAP Financial Measures:

EBITDA, Adjusted EBITDA and Adjusted Profit

EBITDA is defined as earnings before interest income and expense, gain/loss on interest rate swaps, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before non-cash gain/loss on interest rate swaps that includes (if any) (a) unrealized gain/loss on interest rate swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges, foreign exchange gains/losses and write-off of unamortized loan fees, if any. EBITDA, Adjusted EBITDA and Adjusted Profit, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA, Adjusted EBITDA and Adjusted Profit assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gains/losses on interest rate swaps, taxes, depreciation and amortization; in the case of Adjusted EBITDA, foreign exchange gains/losses; and in the case of Adjusted Profit, non-cash gain/loss on interest rate swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA and Adjusted Profit have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. They are not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate these measures differently than we do, limiting its usefulness as a comparative measure.

EBITDA, Adjusted EBITDA and Adjusted Profit are presented on the basis of IFRS Common Control Reported Results and Partnership Performance Results. Partnership Performance Results are non-GAAP measures. The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

Certain numerical figures included in this press release have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2014	December 31, 2015	December 31, 2014(1)	December 31, 2015(2)
Profit for the period	8,069,097	20,299,131	1,146,105	20,299,131
Depreciation	11,383,866	11,155,470	7,111,771	11,155,470
Financial costs	13,938,152	6,886,128	11,235,837	6,886,128
Financial income	(15,091)	(1,577)	(11,091)	(1,577)
Loss on interest rate swaps	4,805,218	—	4,805,218	—
EBITDA	38,181,242	38,339,152	24,287,840	38,339,152
Foreign exchange (gains)/losses, net(3)	(199,732)	5,173	(96,749)	5,173
Adjusted EBITDA	37,981,510	38,344,325	24,191,091	38,344,325
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	For the year ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2014	December 31, 2015	December 31, 2014(1)	December 31, 2015(4)
Profit for the year	43,645,765	72,043,826	14,544,129	65,040,383
Depreciation	33,931,177	44,252,782	13,351,472	35,981,006
Financial costs	33,393,318	27,201,945	15,205,424	21,788,539
Financial income	(40,593)	(25,575)	(22,898)	(24,164)
Loss on interest rate swaps	8,078,240	—	5,218,374
EBITDA	119,007,907	143,472,978	48,296,501	122,785,764
Foreign exchange (gains)/losses, net(3)	(133,352)	50,033	(140,712)	56,064
Adjusted EBITDA	118,874,555	143,523,011	48,155,789	122,841,828

Reconciliation of Adjusted Profit to Profit

(Amounts expressed in U.S. Dollars)

	For the three months ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2014	December 31, 2015	December 31, 2014(1)	December 31, 2015(2)
Profit for the period	8,069,097	20,299,131	1,146,105	20,299,131
Foreign exchange (gains)/losses, net(3)	(199,732)	5,173	(96,749)	5,173
Non-cash loss on interest rate swaps(3)	4,446,362	—	4,446,362	—
Write-off of unamortized loan fees(3)	5,756,738	—	5,756,738	—
Adjusted Profit	18,072,465	20,304,304	11,252,456	20,304,304

	For the year ended
	IFRS Common Control Reported Results		Partnership Performance Results
	December 31, 2014	December 31, 2015	December 31, 2014(1)	December 31, 2015(4)
Profit for the year	43,645,765	72,043,826	14,544,129	65,040,383
Foreign exchange (gains)/losses, net(3)	(133,352)	50,033	(140,712)	56,064
Non-cash loss on interest rate swaps(3)	5,737,097	—	3,682,199	—
Write-off of unamortized loan fees(3)	9,018,651	—	5,756,738	—
Adjusted Profit	58,268,161	72,093,859	23,842,354	65,096,447

Distributable Cash Flow

Distributable cash flow with respect to any quarter means Adjusted EBITDA, as defined above for the Partnership Performance Results, after considering cash interest expense for the period, including realized loss on interest rate swaps (if any) and excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

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Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2014(1)	December 31, 2015(2)	December 31, 2014(1)	December 31, 2015(4)
Partnership’s profit for the period	1,146,105	20,299,131	14,544,129	65,040,383
Depreciation	7,111,771	11,155,470	13,351,472	35,981,006
Financial costs	11,235,837	6,886,128	15,205,424	21,788,539
Financial income	(11,091)	(1,577)	(22,898)	(24,164)
Loss on interest rate swaps	4,805,218	—	5,218,374	—
EBITDA	24,287,840	38,339,152	48,296,501	122,785,764
Foreign exchange (gains)/losses, net	(96,749)	5,173	(140,712)	56,064
Adjusted EBITDA	24,191,091	38,344,325	48,155,789	122,841,828
Cash interest expense excluding amortization of loan fees	(5,323,785)	(6,113,938)	(9,912,293)	(19,484,260)
Drydocking capital reserve	(1,499,068)	(2,669,872)	(2,620,882)	(8,337,880)
Replacement capital reserve	(4,340,466)	(7,014,530)	(8,504,564)	(22,709,992)
Distributable cash flow	13,027,772	22,545,985	27,118,050	72,309,696
Other reserves(5)	(2,310,547)	(6,834,320)	(3,031,574)	(16,122,857)
Cash distribution declared	10,717,225	15,711,665	24,086,476	56,186,839

(1) Excludes amounts related to GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (the owners of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney) for the period prior to the closing of the IPO, GAS-sixteen Ltd. and GAS-seventeen Ltd. (the owners of the Methane Rita Andrea and the Methane Jane Elizabeth, respectively) for the period prior to their transfer to the Partnership on September 29, 2014 and the amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed combined and consolidated financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the closing of the IPO, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014 and (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(2) Amounts reflected in the Partnership’s unaudited condensed combined and consolidated financial statements for the three months ended December 31, 2015 are fully attributable to the Partnership.

(3) The difference between IFRS Common Control Reported Results and Partnership Performance Results are results attributable to GasLog.

(4) Excludes amounts related to GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. (the owners of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively) for the period prior to their transfer to the Partnership on July 1, 2015. While such amounts are reflected in the Partnership’s unaudited condensed combined and consolidated financial statements because the transfers to the Partnership were accounted for as a reorganization of entities under common control under IFRS, GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

(5) Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries).

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